5519 W. Idlewild Avenue Tampa, Florida 33634 813.313.1800(P) 813.881.1870(F)

June 2, 2010

VIA EDGAR

Mr. John Reynolds

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 3561

Washington, DC 20549

Re:	Cott Corporation
Form 10-K for Fiscal Year Ended January 2, 2010
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 1, 2010
File No. 001-31410

Dear Mr. Reynolds:

We have reviewed the letter you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 28, 2010, which sets forth a comment to our response letter, dated May 14, 2010, with respect to the above-referenced Form 10-K of Cott Corporation (the “Company”). For your convenience, your comment has been reproduced in italics below, together with the Company’s response.

Form 10-K for Fiscal Year Ended January 2, 2010

Item 15. Exhibits and Financial Statement Schedules

1.	We note your response to comment two in our letter dated May 5, 2010, and we re-issue that comment. We note that you only filed the missing exhibits to Exhibit 10.17. Please file a complete copy of Exhibit 10.17 with your next Exchange Act report.

The Staff’s comment is noted. We will include a complete copy of Exhibit 10.17 in our next Exchange Act report.

As our outside counsel, Drinker Biddle & Reath LLP, discussed with Damon Colbert of the Staff this morning, the Company has sought and the Commission has granted confidential treatment for portions of Exhibit 10.17. We understand from Mr. Colbert that the previously issued order granting confidential treatment for portions of Exhibit 10.17, dated May 28, 2008, will continue to be effective for the re-filed version of Exhibit 10.17, as the exhibits to Exhibit 10.17 do not contain additional information for which confidential treatment is being sought.

We appreciate the Staff’s comment and request that the Staff contact Marni Morgan Poe at 813-313-1895 with any questions or comments regarding this letter.

Respectfully submitted,

Cott Corporation

By:	/s/ Marni Morgan Poe
Name:	Marni Morgan Poe
Its:	Vice President, General Counsel and Secretary